Exhibit 99.1

Airobotics Optimus 1-EX Drone Receives Historic U.S. FAA Type Certification; Using ParaZero SafeAir Safety System

The Airobotics Optimus-1EX Uncrewed Aircraft System is the first non-air carrier drone designed for autonomous security and data capture that has been granted Type Certification by the Federal Aviation Administration (FAA)

Tel Aviv, Israel, Sept. 08, 2023 (GLOBE NEWSWIRE) --  ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, announced today that the U.S. Federal Aviation Administration (FAA) has granted the Airobotics Optimus-1EX system an airworthiness Type Certification, a historic milestone that will streamline continuous operational approvals for broad flight operations, including fully autonomous missions, operations over people, and beyond visual line of sight operations.  Airobotics is a subsidiary of Ondas Holdings Inc. (Nasdaq: ONDS), a leading provider of private industrial wireless networks, commercial drones and automated data solutions. The certification verifies the compliance of the aircraft’s design with the required FAA airworthiness standards, ensuring safe operations within the National Airspace System (NAS).

The Airobotics Optimus-1EX system is equipped with a customized safety system from ParaZero, which was developed in collaboration with Airobotics. ParaZero’s ASTM F3322-18 compliant parachute-based smart parachute system facilitated the expedition of certain regulatory processes, including FAA operational flight waivers and streamlined demonstrated flight hours throughout the Type Certification process.

“As a company committed to providing our customers with advanced safety systems, we are excited to take part in helping our customers meet stringent FAA Type Certification requirements, thus enabling the operation of drones in a myriad of advanced use cases,” said Boaz Shetzer, Chief Executive Officer of ParaZero. “To date, we have supported our U.S. customers with achieving over 125 waivers granted by the FAA. As the market continues to evolve and expand, we believe that our advanced knowledge and experience with regulatory processes in addition to our innovative technology approach, will position us a global leader in the market and contribute to our ongoing growth.”

Each Optimus system includes a smart airbase enabling automated battery changes for 24/7 operations, along with automated loading and installation of sensors appropriate for each specified mission. Optimus drones cover up to 30 square miles surrounding an airbase. Drone flights can be tasked to carry specific sensors, enabling each drone within the fleet to execute diverse tasks. Drones can be activated for complex longer-term operations, with flights overseen by remote operators in a command-and-control center

With the help of ParaZero’s safety technology, a multitude of organizations and drone pilots around the world have gained the regulatory green light for more complex operations. This encompasses not only BVLOS missions but also operations over people (OOP), operations in high-density urban areas, and drone-based delivery services. These milestones highlight the crucial role that reliable, quick-response safety systems play in ensuring both the drone’s security and that of the environment it operates in.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses  helping customers meet stringent FAA Type Certification requirements, the growth and expansion of the drone and advanced safety systems market, the company’s position as a global leader in such markets and its ongoing growth. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com